May 11, 2017

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Intrexon Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed April 21, 2017
File No. 333-216808

Dear Mr. Reynolds:

On behalf of Intrexon Corporation, a Virginia corporation (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 5, 2017 (the “Staff Letter”), regarding the Registration Statement on Form S-4 (the “Registration Statement”), initially filed by the Company with the Commission on March 17, 2017, as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”), filed by the Company with the Commission on April 21, 2017. For the convenience of the Staff, the comment from the Staff Letter is restated in italics prior to the response to such comment.

Material U.S. federal income tax consequences of the merger, page 87

1.	We note your proposed disclosure on page 12 and 87 stating that “Intrexon and GenVec anticipate that sufficient qualifying merger consideration will ultimately be issued such that the control test will be satisfied and that the merger will qualify as a reorganization.” We also note your proposed disclosure that “Intrexon and GenVec anticipate that the merger should satisfy the other technical requirements to qualify as a ‘reorganization’ within the meaning of Section 368(a)(2)(E) of the Code ….” Your proposed disclosure appears to continue to include representations as to the tax consequences of the merger. Please file a tax opinion as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company has removed the sentences referred to in the Staff’s comment (see pages 16 and 123) of Amendment No. 2 to the Registration Statement.

THOMPSON HINE LLP ATTORNEYS AT LAW	335 Madison Avenue 12th Floor New York, New York 10017-4611	www.ThompsonHine.com Phone: 212.344.5680 Fax: 212.344.6101

John Reynolds

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 908-3933 or Corby.Baumann@ThompsonHine.com with any questions or comments regarding this letter.

Sincerely,

/S/ CORBY J. BAUMANN
Corby J. Baumann of Thompson Hine LLP

cc:	Michael Killoy, United States Securities and Exchange Commission
David Link, United States Securities and Exchange Commission
Randal J. Kirk, Chief Executive Officer of Intrexon Corporation
Donald P. Lehr, Chief Legal Officer of Intrexon Corporation
Asher Rubin, Hogan Lovells US LLP
William I. Intner, Hogan Lovells US LLP